Exhibit 99.(a)(1)(B)

To:	[NAME]
From:	lydiaterrill@chordiant.com
Subject:	Important Information Concerning Certain of Your Chordiant Stock Options

As you know, Chordiant recently performed a voluntary review of its stock option granting practices. On February 9, 2007, you received an email from Steve Springsteel, advising you that certain options you hold have been determined to have been granted at a "discounted" exercise price for accounting purposes (i.e., the exercise price is less than the fair market value of the stock on the date of the grant for accounting purposes). As a result, a portion of the affected option grants that you hold could be subject to adverse tax consequences.

Steve also advised you that Chordiant intended to offer current employees who hold these “discounted” options the opportunity to “cure” them by allowing employees to amend these “discounted” options to increase the exercise price of such options. If you elect to amend your options in connection with this offer, you will be entitled to receive a cash payment equal to the increase in the aggregate exercise price of the amended option in January of 2008.

The option amendment program is being conducted by means of a tender offer by which you can elect to amend your eligible option grant(s) so that the affected option grant can be "cured" (to the extent possible under the currently available guidance from the Internal Revenue Service). In other words, your amended option grant should no longer be subject to adverse tax treatment based on the discount recognized for accounting purposes.

The Offer to Amend Eligible Options, which was filed today with the Securities and Exchange Commission, is attached to this email. This document contains specific details about the tender offer, including Frequently Asked Questions, which we encourage you to carefully review. Additionally, attached to this email is a personalized Election Form which describes the details of your affected option grant(s).

IMPORTANT: Whether or not you intend to participate in the tender offer, you must print; complete and sign; and then submit an executed copy of your personalized Election Form via email to Lydia Terrill at lydiaterrill@chordiant.com prior to 11:59 p.m., Thursday, April 26, 2007 at 11:59 p.m., Pacific Time (or a later time if the offer is extended).

Finally, Chordiant and a representative of Cooley Godward llp will be holding an informational session on Friday, March 30 at 10:30 a.m., Pacific Time, in the Cupertino Conference room of our Cupertino Office to:

• Help explain the potentially adverse tax impact of Section 409A;
• Explain how Chordiant is offering to address the situation and the choices you will need to make; and
• Answer any questions you may have on the terms of the tender offer.

Please plan to attend the information session. If you are unable to attend in person, you may access the audio portion of the presentation at the following number:

Toll-Free (U.S. & Canada): 877-326-2337
Conference ID: 2772649

If you believe you have not received the necessary documentation in connection with the tender offer, or if you have any questions about the documentation you have received, please email your question to lydiaterrill@chordiant.com.

Participation in the tender offer is voluntary, but may enable you to eliminate or minimize the potentially adverse personal tax consequences you may otherwise incur with respect to your affected stock option grant under Section 409A and similar state tax laws. We strongly recommend that you consult with your personal financial, tax and legal advisors to determine the tax consequences of electing or declining to participate in the tender offer.